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                      Form 12b-25. - NOTIFICATION OF LATE FILING

                                     Form 12b-25


                                                       SEC File Number 0-16886
                                                       CUSIP Number: 816618 10 2


                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                    (Check One):

[XX] Form 10-K and Form 10-KSB     [  ] Form 11-K [  ] Form 20-F [    ] Form
10-Q and Form 10-QSB     [    ] Form N-SAR

For Period Ended:   December 31, 1998


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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  All Items.
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PART 1--REGISTRANT INFORMATION
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     SEMELE GROUP INC.
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     Full Name of Registrant

     N/A
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     Former Name, if Applicable

     ONE CANTERBURY GREEN
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     Address of Principal Executive Office (Street and Number)

     STAMFORD, CONNECTICUT 06901
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     City, State and Zip


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Form 12b-25
Page Two


PART II--RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has not completed the annual audit for the year ended December 31, 1998 due to unanticipated delays in completing the audit of a subsidiary. Both audits are expected to be completed by April 15, 1999 and, therefore, Form 10-KSB is expected to be filed within the extension period.

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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification.

     Michael J. Butterfield        617               854-5846
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     (Name)                    (Area Code)      (Telephone Number)


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Form 12b-25
Page Three

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If the answer is no, identify report(s).
                              [  ] Yes       [X] No

     The Company has not filed Form 8-K as a result of unanticipated delays in completing the audit of a newly acquired subsidiary. The audit of the subsidiary is expected to be complete by April 15, 1999 at which time Form 8-K will be filed.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                              [X] Yes        [  ] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



                      SEMELE GROUP INC.
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1999          By:/s/ Michael J. Butterfield
                              Treasurer of Semele Group Inc.
                              (Duly Authorized Officer)


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                             ATTACHMENT TO FORM 12b-25



PART IV--OTHER INFORMATION

Estimate of 1998 results compared to actual 1997 results:

                                1998            1997
                              Estimate         Actual
Total income                 $  829,000      $  234,641
Total expenses                2,254,000       3,339,108
Net loss                      1,425,000       3,104,467

     Total income during 1998 increased from 1997 due to, among other factors, interest received on a loan which had been previously reserved for, interest earned on investments, and the effects of a newly acquired subsidiary, the annual audit of which remains pending at this date, but is expected to be completed by April 15, 1999.

     Total expenses during 1998 decreased from 1997 due to, among other factors, the recovery of $383,000, representing amounts previously charged to losses on loans, notes, advances and interest receivable. Total expenses in 1998 otherwise would be approximately $2,637,000. Total expenses in 1997 include a provision for losses on loans, notes, advances and interest receivable of $1,166,246. Accordingly, total expenses in 1997 otherwise would be $2,172,862. The resulting increase in total expenses between 1997 and 1998 ($2,172,862 compared to $2,637,000) is due principally to interest expense of $685,783 in 1998 compared to $108,947 in 1997.